December 7, 2009

Mr. John Cash

Branch Chief – Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4631

Re: Louisiana-Pacific Corporation (the “Company”)

Form 10-K for the fiscal year ended December 31, 2008

Definitive Proxy Statement filed on Schedule 14A, Filed March 23, 2009

Form 10-Q for the quarter ended March 31, 2009

Form 10-Q for the quarter ended September 30, 2009

File No. 1-7107

Dear Mr. Cash:

Attached are the Company’s responses to the comments detailed in your letter dated November 30, 2009 regarding the above referenced filings. As requested, the numbered responses in this letter correspond to the numbered comments in your letter.

Form 10-K for the year ended December 31, 2008

Business, page 2

1. In future filings, please include the information required by Item 101 (b) and (d) of Regulation S-K in the Business section, or include a cross-reference to this information in the financial statements.

1. With respect to item 1, your comment is noted and will be addressed in future filings through a cross reference to the Notes to the financial statements. For Form 10-K for the year ended December 31, 2008, this would have been a reference to Footnote 26 contained in the Audited Consolidated Financial Statements.

2. In future filings, please discuss the principal methods of competition as required by Item 101(c)(1)(x) of Regulation S-K.

2. With respect to item 2, your comment is noted and will be addressed in future filings.

3. In future filings, please disclose the sources and availability of resins you use in your manufacturing process. See Item 101(c)(1)(iii) of Regulation S-K.

3. With respect to item 3, your comment is noted and will be addressed in future filings.

Risk Factors, page 7

We have not verified the results of our third-party research… page 10

4. Please remove this risk factor in future filings as you may not use language that could be interpreted as a disclaimer of the information contained in the filing.

4. With respect to item 4, the Company proposes to revise the referenced risk factor in future filings in a manner intended to avoid any implication of a disclaimer.

Critical Accounting Policies – Impairment of Long-Lived Assets, page 22

5. With a view toward future disclosures, please provide us a more specific and comprehensive discussion of the triggering events which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

•	The percentage by which fair value exceeds carrying value;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainties associated with the key assumptions, and;

•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you determined that estimated fair values substantially exceed carrying values, please disclose the determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 22-8350 for guidance. Please provide us your proposed future disclosures.

5. With respect to item 5, the Company proposes to address your comment by including in future filings disclosure similar to the following:

“Impairment of Long-Lived Assets. We review the long-lived assets held and used by us (primarily property, plant and equipment and timber and timberlands) for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. We consider the necessity of undertaking such a review at least quarterly, and also when certain events or changes in circumstances occur. Events and changes in circumstances that may necessitate such a review include, but are not limited to: a significant decrease in the market price of a long-lived asset or group of long-lived assets; a significant adverse change in the extent or manner in which a long-lived asset or group of long-lived assets is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or group of long-lived assets, including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or group of long-lived assets; current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or group of long-lived assets; current expectation that, more likely than not, a long-lived asset or group of long-lived assets will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Identifying these events and changes in circumstances, and assessing their impact on the appropriate valuation of the affected assets under accounting principles generally accepted in the U.S., requires us to make judgments, assumptions and estimates.

In general, for assets held and used in our operations, impairments are recognized when the carrying amount of the long-lived asset or groups of long-lived assets is not recoverable and exceeds it fair value. The carrying amount of a long-lived asset or groups of long-lived assets is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets or group of assets. The key assumptions in estimating these cash flows relate to future production volumes, pricing of commodity or specialty products and future estimates of expenses to be incurred as reflected in our long-range internal planning models. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle (generally five years) due to the inherent volatility of commodity product pricing, and reflect our assessment of information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our assumptions regarding expenses reflect our expectation that we will continue to reduce production costs to offset inflationary impacts.

When impairment is indicated for assets held and used in our operations, the book values of the affected assets are written down to their estimated fair value, which is generally based upon discounted future cash flows associated with the affected assets. When impairment is indicated for assets to be disposed of, the book values of the affected assets are written down to their estimated fair value, less estimated selling costs. Consequently, a determination to dispose of particular assets can require us to estimate the net sales proceeds expected to be realized upon such disposition, which may be less than the estimated undiscounted future net cash flows associated with such assets prior to such determination, and thus require an impairment charge. In situations where we have experience in selling assets of a similar nature, we may estimate net sales proceeds on the basis of that experience. In other situations, we hire independent appraisers to estimate net sales proceeds.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly.”

The staff is supplementally advised that, in light of the significant decline in new residential construction due to the global recession and operating losses generated in specific business segments, the Company completed an impairment analysis of certain of its asset groups as of December 31, 2008 and noted that the estimated undiscounted cash flows substantially exceeded carrying values based upon cycle average pricing and normalized operating schedules.

Liquidity and Capital Resources, page 33

6. On page 35 of your Form 10-K, we note the following statement:

Based upon our recent financial performance, the facility requires us to cash collateralize outstanding borrowings and letters of credit. This facility requires LP to pledge, as security for its reimbursement obligations under the facility, cash collateral in an amount equal to 105% of the face amount of the borrowings or letters of credit outstanding under the facility at any time. Accordingly any borrowings under the facility under current circumstances would result in a net use of cash.

We note that you have terminated the September 1, 2004 Credit Agreement, to which the above disclosure refers and entered into the Loan and Security Agreement on March 10, 2009. However, the 2009 Loan and Security Agreement appears to contain a similar cash collateral provision. In future filings please expand your discussion of liquidity to provide more detail regarding this cash collateral provision, including when it would apply to the company and how it would impact the company’s financial condition and liquidity.

6. With respect to item 6, your comment is noted and will be addressed in future filings.

Notes to the financial statements

Note 23. Guarantees and Indemnifications, page 84

7. Please revise to present a rollforward of your warranty reserve for each period presented.

7. With respect to item 7, your comment is noted and will be addressed in future filings.

Exhibit 32.1 – Section 906 Certification

8. Please note that the address of the Securities and Exchange Commission is 100 F Street, NE Washington, DC 20549. Please revise accordingly in all future filings. This comment also applies to the Section 906 certifications in your Form 10-Q for the quarterly periods ending March 31, 2009, June 30, 2009 and September 30, 2009.

8. With respect to item 8, your comment is noted and will be addressed in future filings.

Definitive Proxy Statement filed Schedule 14A

Executive Compensation, page 25

Equity-based Awards, page 31

9. We note your use of performance adjustment factors that increases or decreases the target value for each named executive officer’s annual equity-based award based on subjective assessments of the named executive officer’s performance. To the extent you continue this practice in the future, please expand your disclosure in future filings to describe elements of individual performance and contribution that are taken into account when determining the appropriate performance adjustment factor. See Item 402(b)(2)(vii) of Regulation S-K.

9. With respect to item 9, your comment is noted and will be addressed in future filings.

Form 10-Q for the quarter ended March 31, 2009

Exhibit Index, page 40

10. We note that you incorporate Exhibit 10.1, the Loan and Security Agreement dated March 10, 2009, by reference to Exhibit 10.1 in your Form 8-K filed on March 10, 2009. It appears that you have not filed the schedules and exhibits to this Loan and Security Agreement. Please advise or file these schedules and exhibits in a future Exchange Act filing.

10. With respect to item 10, your comment is noted and schedules and exhibits to the referenced agreement will be filed with the Company’s next periodic report. However, to the extent that any such schedules or exhibits contain confidential information, the Company reserves the right to redact such information and request confidential treatment thereof.

Exhibit 32.1 – Section 906 Certification

11. We note that this certification identifies the report as the Company’s Form 10Q for the period ended September 30, 2008. Since this certification incorrectly identified the report with which it was filed, you must refile your full Form 10Q as an amendment with the corrected Section 906 certification attached and new Section 302 certifications. Please note that the revised certifications must refer to the Form 10-Q/A and be currently dated.

11. With respect to item 11, your comment is noted and an amended Quarterly Report on Form 10Q/A will be filed with the corrected Section 906 certification and new section 302 certifications.

Form 10-Q for the period ended September 30, 2009

Significant Accounting Estimates and Judgments, page 26

Auction Rate Securities, page 26

12. Please revise future filings to include more specific and comprehensive discussion of the valuation techniques and assumptions used in determining the fair value of your auction-rate securities. In this regard, please explain the underlying factors that have led to the unrealized gains you have recorded.

12. With respect to item 12, your comment is noted and will be addressed in future filings.

Non-GAAP Financial Measure, page 28

13. We note that EBITDA represents net income (loss) before income taxes, investment income, interest expense and depreciation and amortization. Please explain to us why you believe this is not an Adjusted EBITDA calculation. Additionally, we note the items which you have excluded in your Adjusted EBITDA do not appear to comply with Item 10(e)(ii)(B) of Regulation S-K as it appears that some of these charges are reasonably likely to recur within two years. Please either delete your presentation of these non-GAAP measures or provide us with a comprehensive explanation regarding why you believe these measures are appropriate and how you believe that they comply with the requirements of Item 10(e) as a non-GAAP performance measure. Please also refer to Question #8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”.

13. With respect to item 13, in future filings, we propose to remove existing presentations of EBITDA and Adjusted EBITDA and include only a presentation of EBITDA (i.e. without adjusting for investment income; stock based compensation expense; (gain) loss on sale or impairment of long-lived assets; other operating credits and charges, net; other than temporary asset impairment; and early debt extinguishment).

Liquidity and Capital Resources

Operating Activities, page 39

14. Your current discussion of cash flows from operating activities does not provide a reader with an understanding of the change from period to period. In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flow, such as accounts receivable and inventories. In this regard we note that your trade receivables have increased significantly while your sales have not increased in a proportional manner. Please address whether there have been any changes to the terms of your sales. Refer to SEC release 33-8350.

14. With respect to item 14, your comment is noted and will be addressed in future filings.

Other Liquidity Matters, page 39

15. Please revise future filings to include a discussion of when the principal of your auction rate securities will be available to you and the methods in which you expect to gain access to that principal, for example, successful auctions, alternative buyers or renegotiated financings. Please address whether you are relying on obtaining this principal for use in day to day operations.

15. In respect to item 15, your comment is noted and will be addressed in future filings.

Credit Facilities, page 39

16. We noted that your fixed charge coverage ratio was less than 1.1 to 1.0 and this precluded you from utilizing $50 million of the facility. Please enhance future discussions to address the impact the lack of this availability may have on your operations. Additionally, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restricted covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts, if applicable. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding Use of Non-GAAP Financial Measures date June 13, 2003.

16. In respect to item 16, your comment is noted and will be addressed in future filings.

*    *    *    *    *

As requested by the Staff, LP acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions you wish to discuss, you may contact any one of the following:

Curtis M. Stevens

Executive Vice President, Administration and Chief Financial Officer

E-mail: curt.stevens@lpcorp.com

Phone: 615.986.5632

Jeffrey Poloway

Corporate Controller

E-mail: jeff.poloway@lpcorp.com

Phone: 615.986.5858

Becky Barckley

Controller, Financial Reporting

E-mail: becky.barckley@lpcorp.com

Phones: 615.986.5875

Sincerely,

/s/ CURTIS M. STEVENS
Curtis M. Stevens
EVP, Administration and CFO

cc.	Ms. Mindy Hooker

Ms. Tricia Armelin

Ms. Jessica Kane

Ms. Pamela Long